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                                                                   Exhibit 10(c)

                                                              Brian E. Levy
                                                                President
                                                         Chief Executive Officer
                                                              (905) 760-9708
                                                            (905-760-9723 FAX


September 11, 2001

Mr. Jeffrey A. Losch
250 Willowridge Court
Oakville, ON
L6L 5J2

Dear Jeff:

The following letter is to confirm your employment arrangements with InterTAN, Inc. (the Company") and replaces your employment letter dated February 23, 1999 as amended by my letter of February 15, 2000. You will hold the position of Senior Vice President, Secretary and General Counsel for InterTAN, Inc. You will also have the title of Senior Vice President, Human Resources, Real Estate and General Counsel for InterTAN Canada Ltd. Your compensation and benefits will be as described below and, in consideration, you agree to devote your primary working time, skill, attention and best efforts to the business of InterTAN, Inc. and InterTAN Canada Ltd. All amounts referred to within are denominated in Canadian dollars.


Base Salary:   Effective October 1, 2001, $200,000 per year, subject to annual review, payable bi-weekly in accordance with the Company's normal payroll procedures.

Bonus: Your bonus base for FY2002 will be $50,000, subject to annual review. Your bonus base may be subject to change, either up or down, depending upon and corresponding to the Company's actual operating performance as set forth in the applicable bonus plans approved by the Board of Directors. You will also be entitled to such other bonuses, if any, as the Board of Directors of the Company may determine at its sole discretion.

Stock Options: You will be granted an option to purchase 15,000 shares of the Company's stock under the InterTAN, Inc. 1996 Stock Option Plan. The exercise price will be the fair market value of the stock (ie. the NYSE closing price) on the date of the grant. The grant date will be the date the grant is approved by the Board of Directors, which is anticipated to be at their

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                   earliest convenience. You will be entitled to future grants of stock options as determined from time to time by the Board of Directors.


Severance
 Benefits:         If your employment with the Company is terminated for any
                   reason other than your voluntary resignation from the Company, for "cause" or your death or disability, you shall be entitled to receive severance benefits in an amount equal to nine (9) months of your then current base salary and the bonus base which would actually be payable under your then current bonus formula. "Cause" shall, for the purpose of this letter, have such meaning as commonly recognized under the employment laws of the Province of Ontario.

Change of
 Control: In the event that there is a "Change of Control" of the Company (which shall be deemed to have occurred if any of the events described in section 8.5(a), (b) or (c) of the Company's Deferred Compensation Plan) and if, within eighteen
                   (18) months of such Change of Control, your employment is involuntarily terminated or there is a material reduction in the scope and level of your duties, responsibilities or the effective authority associated with your position, you shall be entitled to receive severance benefits in an amount equal to twelve (12) months of your then current base salary and base bonus, payable in one single lump sum payment, and shall also be entitled to the continuation of company-paid health, dental and life insurance (then in effect, whether group or non-group) benefits for such twelve (12) month period.

Voluntary
Termination:       You agree that you will not voluntarily terminate your
                   employment with the Company prior to June 30, 2002 and, should you decide to terminate your employment on that date, you will provide the Company with at least three months' written notice of your intention to do so. For the period from April 1, 2002 to May 26, 2002, you may give less than three months notice provided that the date of termination shall not be earlier than June 30, 2002. After May 26, 2002, you may terminate your employment at any time upon five weeks' written notice to the Company.

Deferred
Compensation Plan: You will continue to participate in the Company's
                   Deferred Compensation Plan and your "Plan Benefit Amount" will be increased to $1,250,000.

Car Allowance:     $13,500 per year payable in 26 equal bi-weekly amounts as
                   part of your regular pay cheque.

Housing/Relocation
Expense: You will be expected to spend, on average, four days per week at the company's Barrie facility and one day per week at our Concord offices.


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                   The Company will provide you with an allowance of $500 per month which will be paid either directly to your landlord should you choose to rent an apartment in Barrie, or be reimbursed to you monthly as a travel expense. In the event that you decide to relocate closer to our Barrie facility and if such relocation eliminates the need for payment of the foregoing allowance, the Company will reimburse your reasonable moving expenses, provided that all moving expenses require the prior approval of the Company and the Company reserves the right to select the service provider.

Stock Purchase
Plan: You continue to be eligible to participate in InterTAN, Inc.'s Stock Purchase Plan ("SPP"). Under the SPP, you can make voluntary contributions of up to 10% of your base salary and bonus (when paid out) and the Company will match employee contributions pursuant to the existing SPP formula (initially 40% of employee contributions for the first three years of participation, then increasing to 60% and ultimately to 80%). Existing SPP terms will apply if you elect to continue to participate.

Group RRSP's:      You will be entitled to participate in the Group RRSP
                   Plan to the same extent as other members of the Company's
                   Executive Management in accordance with the terms of the Group RRSP Plan. You will also be entitled to continue to participate in the extended health, medical and dental plans currently offered by the Company.

Insurance:         You will be entitled to participate in the Company's various insurance plans in accordance with their respective terms.
                   You will be provided with life insurance (three times the aggregate of base salary and bonus base) and long-term disability insurance. The Company will pay the same proportion of your total premium for each type of insurance as provided to other members of the Executive Management.
                   Upon termination of your employment, whether voluntary or involuntary, the Company will, to the extent possible, transfer to you all life insurance policies which it holds on your life, the costs of such transfer, if any, to be at your sole expense.

Vacation:          Four (4) weeks' paid vacation per calendar year, commencing
                   2002. No carry-over of unused vacation time.

Computer:          The Company will provide you with a suitable laptop computer for business use.


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If the foregoing accurately sets forth our understanding, please acknowledge below and return a copy of this letter.

Sincerely,
InterTAN Inc.,

/s/ Brian E. Levy

Brian E. Levy

President and Chief Executive Officer

                                     *******

Accepted and agreed to this 11th day of September, 2001.



/s/ Angie Grosse                                 /s/ Jeffrey A. Losch
----------------------------                     -------------------------------
Witness                                          Jeffrey A. Losch